Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec changes ADS ratio

Melbourne – 18 November 2019 - Benitec Biopharma Limited ("Benitec" or the "Company") (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) has its ordinary shares ("Shares") listed on the ASX and American Depositary Shares ("ADSs") listed on The Nasdaq Capital Market. Each ADS represents a certain number of Shares.

As announced on 25 July 2019, the Company received a letter, dated 22 July 2019, from Nasdaq notifying that for the preceding 30 consecutive business days the bid price of the Company's ADSs closed below the minimum US$1 per share requirement for continued inclusion on The Nasdaq Capital Market under Nasdaq Rule 5450(a)(1).

The Company has been afforded a grace period of 180 calendar days in which to regain compliance. In order to regain compliance, the Company's ADSs must maintain a minimum bid closing price of at least US$1 per share for a minimum of 10 consecutive business days during the grace period.

In order to accomplish this (and consistent with market practice), Benitec has announced a 10:1 ratio change of the Company’s American Depositary Receipt program from 1 ADS representing 20 Shares to a new ratio of 1 ADS representing 200 Shares. This ratio change will be effective as of 18 November 2019 (US time).

The effect of the change in the ADS ratio is that the number of ADSs on issue will reduce to a number equal to 1/10 of the ADSs on issue prior to the change in ADS ratio, however the total number of Shares represented by the ADSs will remain the same.

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About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations

M Group Strategic Communications

Jay Morakis

Managing Director

Tel: +1 646 859 5951

Email: jmorakis@MGroupSC.com